FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

ALBERTA STAR DEVELOPMENT CORP.

506-675 West Hastings Street

Vancouver, B.C. V6B 1N2

Item 2.

Date of Material Change

June 12, 2013

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on June 12, 2013

Item 4.

Summary of Material Change

See attached copy of the June 12, 2013 News Release

Item 5.

Full Description of Material Change

See attached copy of the June 12, 2013 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

June 12, 2013

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

NEWS RELEASE

June 12, 2013                                                                                                TSX-V Trading Symbol: ASX

OTC BB Trading Symbol:  ASXSF

FRANKFURT Trading Symbol: QLD

ALBERTA STAR CONFIRMS SPECIAL DISTRIBUTION OF $0.08 PER SHARE;
ANNOUNCES NEW DIRECTORS

______________________________________________________________________________

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) (the “Company”), announces that shareholders at its Annual and Special General Meeting held today (the “Meeting”) voted overwhelmingly in favour of its previously announced special cash distribution by way of a reduction of stated capital of the Company in the amount of $0.08 per common share (the “Special Distribution”).  The Company has determined that the Special Distribution will be paid on July 8, 2013, to holders of record of common shares on June 26, 2013; the common shares will trade ex-distribution on June 24, 2013.  For more information regarding the Special Distribution, including a summary of certain Canadian federal income tax considerations for shareholders, reference should be made to the management information circular (the “Circular”) prepared in respect of the Meeting available at www.sedar.com.

The shareholders also re-elected Stuart Rogers, Robert Hall, Tom Ogryzlo and Guido Cloetens as directors of the Company and elected two new directors, Martin Burian and Erwin Holsters.

Martin Burian, CA, CBV, has eighteen years of investment banking experience and was most recently Managing Director, Investment Banking at Haywood Securities Inc. from 2010 until May 2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010.

A resident of Brussels, Belgium, Erwin Holsters has been a Senior Private Banker at ABN Amro Private Bank since 2010, prior to which he was a Client Relationship Manager at Robeco/Kaupthing Bank from 2007 to 2009.

Other matters approved at the Meeting included:

•

the Company’s previously announced advance notice policy;

•

the Company’s incentive stock option plan;

•

a change of the Company’s name; and

•

the appointment of James Stafford, Chartered Accountants as auditor of the Company.

Further information regarding all of these matters is available in the Circular www.sedar.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749
srogers@alberta-star.com

or

Robert Hall, Corporate Development, Director

Alberta Star Development Corp.

Tel: (604) 488-0860

rthall@shaw.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the Special Distribution. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  June 14, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director